UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630-1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material Change Report dated March 29, 2023 re: completion of a bought deal private placement of 6,076,500 Shares of the Company.
99.2	Underwriting Agreement dated March 23, 2023 between the Company and the underwriters, Haywood Securities Inc., Beacon Securities Limited, BMO Capital Markets and H.C. Wainwright & Co., LLC.*

* Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 17, 2023

Fury Gold Mines Limited

/s/ Lynsey Sherry
_____________________________________________
Lynsey Sherry
Chief Financial Officer